SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30084]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

May 25, 2012

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of May 2012. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on June 19, 2012, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-8010.

First Carolina Investors, Inc. [File No. 811-8942]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 24, 2011, applicant made a liquidating distribution to its shareholders, based on net asset value. The investment company's remaining assets were transferred to a liquidating trust, FCI Liquidating Trust, and shareholders were issued pro rata beneficial interests in FCI Liquidating Trust. Expenses of $331,615 incurred in connection with the liquidation were paid by applicant and FCI Liquidating Trust, applicant's liquidating trust.

Filing Dates: The application was filed on October 26, 2011, and amended on May 17, 2012.

Applicant's Address: 9347 A Founders St., Fort Mill, SC 29708.

Legg Mason Investors Trust, Inc. [File No. 811-7692]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 21, 2010, applicant transferred its assets to Legg Mason Capital Management Value Trust, Inc., based on net asset value. Expenses of $237,200 incurred in connection with the reorganization were paid by applicant and Legg Mason, Inc.

Filing Dates: The application was filed on November 10, 2011 and amended on May 17, 2012.

Applicant's Address: 100 International Dr., 7th Floor, Baltimore, MD 21202.

DWS Equity Trust [File No. 811-8599]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 1, 2011, applicant transferred its assets to DWS Select Alternative Allocation Fund and DWS Disciplined Market Neutral Fund, each a series of DWS Market Trust, based on net asset value. Expenses of $3,833 incurred in connection with the reorganization were paid by the series of applicant.

<u>Filing Date</u>: The application was filed on May 8, 2012.

<u>Applicant's Address</u>: 345 Park Ave., New York, NY 10154.

Argentina Fund Inc. [File No. 811-6387]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 14, 2001, applicant transferred its assets to Scudder Latin America Fund, a series of Scudder International Fund, Inc. (811-642), based on net asset value. Expenses of approximately $30,713 incurred in connection with the reorganization were paid by applicant.

<u>Filing Date</u>: The application was filed on May 15, 2012.

<u>Applicant's Address</u>: 345 Park Ave., New York, NY 10154.

Credit Suisse Large Cap Blend Fund, Inc. [File No. 811-8921]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. On October 7, 2011, applicant transferred its assets to Aberdeen U.S. Equity I Fund, a series of Aberdeen Funds, based on net asset value. Expenses of $99,475 incurred in connection with the reorganization were paid by Credit Suisse Asset Management, LLC, applicant's investment adviser, and Aberdeen Asset Management Inc., investment adviser to the acquiring fund.

<u>Filing Date</u>: The application was filed on May 16, 2012.

<u>Applicant's Address</u>: One Madison Ave., New York, NY 10010.

Credit Suisse Capital Funds [File No. 811-4604]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On October 7, 2011, applicant transferred its assets to Aberdeen U.S. Equity II Fund, a series of

Aberdeen Funds, based on net asset value. Expenses of $96,502 incurred in connection with the

reorganization were paid by Credit Suisse Asset Management, LLC, applicant's investment

adviser, and Aberdeen Asset Management Inc., investment adviser to the acquiring fund.

Filing Dates: The application was filed on April 23, 2012, and amended on May 15, 2012.

Applicant's Address: One Madison Ave., New York, NY 10010.

BlackRock Equity Dividend Trust [File No. 811-21443]
BlackRock Strategic Equity Dividend Trust [File No. 811-21493]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. On February 27, 2012, applicants transferred their assets to

BlackRock Enhanced Equity Dividend Trust, based on net asset value. Expenses of

approximately $506,042 and $360,003, respectively, incurred in connection with the

reorganization were paid by and BlackRock Advisors, LLC, applicant's investment adviser.

Filing Dates: The applications were filed on April 4, 2012, and BlackRock Equity Dividend

Trust was amended on May 14, 2012.

Applicants' Address: 100 Bellevue Parkway, Wilmington, DE 19809.

Old Mutual Funds I [File No. 811-21587]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On April 16, 2012, series of the applicant transferred their assets to corresponding series of

Touchstone Strategic Trust, based on net asset value. Expenses of $276,320 incurred in connection with the reorganization were paid by Old Mutual Capital, applicant's investment adviser.

Filing Date: The application was filed on April 26, 2012.

Applicant's Address: 4643 South Ulster Street, Suite 800, Denver, CO 80237.

Credit Suisse Global High Yield Fund, Inc. [File No. 811-8927]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 27, 2010, applicant transferred its assets to Credit Suisse Floating Rate High Income Fund, a series of Credit Suisse Opportunity Funds, based on net asset value. Expenses of $49,979 incurred in connection with the reorganization were paid by Credit Suisse Asset Management, LLC, applicant's investment adviser.

Filing Dates: The application was filed on December 15, 2010 and amended on April 23, 2012.

Applicant's Address: One Madison Ave., New York, NY 10010.

Keystone America Tax Free Money Market Fund [File No. 811-4960]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about July 15, 1992, applicant made a liquidating distribution to its shareholders, based on net asset value. Records are not available concerning the expenses incurred in connection with the liquidation.

Filing Dates: The application was filed on January 3, 2012, and amended on April 30, 2012.

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

Keystone America Money Market Fund [File No. 811-4948]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about July 29, 1992, applicant made a liquidating distribution to its shareholders, based on net asset value. Records are not available concerning the expenses incurred in connection with

the liquidation.

Filing Dates: The application was filed on December 28, 2011, and amended on April 25, 2012.

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

Special Value Continuation Partners, LP [File No. 811-21935]
TCP Capital Corp. [File No. 811-21936]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Each applicant has elected status as a business

development company under the Act and maintains its current portfolio, debts and other

liabilities.   Each applicant will pay any outstanding or other liabilities as they come due in the

ordinary course of business.

Filing Date: The application for Special Value Continuation Partners, LP was filed on April 2,

2012, and amended on May 14, 2012. The application for TCP Capital Corp. was filed on April

9, 2012, and amended on May 14, 2012.

Applicants' Address: 2951 28th Street, Suite 1000, Santa Monica, CA 90405.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Kevin M. O'Neill
Deputy Secretary